EXHIBIT 3.1
ARTICLES OF AMENDMENT-DOMESTIC CORPORATION
(15 Pa. C.S.)
Business Corporation (§ 1915)

Name:	Safeguard Scientifics, Inc. Attention: Brian J. Sisko, Senior Vice President and General Counsel	Document will be returned to the name and address you
Address:	435 Devon Park Drive, Building 800 Wayne, PA 19087-1945	enter to the left
In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its Articles, hereby states that:
1.     The name of the corporation is:
Safeguard Scientifics, Inc.
2.	The address of this corporation’s current registered office in this Commonwealth is:
435 Devon Park Drive, Building 800
Wayne, Pennsylvania 19087-1945

Chester County
3.     The statute by or under which it was incorporated is Act of May 5, 1933, P.L. 364, as amended.
4.     The date of its incorporation: September 11, 1953.
5.     The amendment shall be effective at 11:59 P.M. on August 26, 2009.
6.     The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c).
7.     The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.
IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 26th day of August, 2009.

SAFEGUARD SCIENTIFICS, INC.
By:	/s/ Brian J. Sisko
Brian J. Sisko
Senior Vice President and General Counsel

Exhibit A
The first paragraph of Article 5TH is hereby amended and restated in its entirety as follows:
5TH The Corporation shall be authorized to issue 84,333,333 shares of capital stock, which shall be divided into 83,333,333 shares of Common Stock, with a par value of ten cents ($.10) per share (the “Common Stock”), and 1,000,000 shares of Preferred Stock, with a par value of ten cents ($.10) per share (the “Preferred Stock”), 150,000 of which are designated Series A Junior Participating Preferred Shares (the “Series A Preferred Shares”). Effective upon the filing of the Articles of Amendment containing this Amendment with the Pennsylvania Secretary of State, every six outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The authorized shares of Common Stock of the Corporation shall be reduced proportionately to the number of shares set forth above in this Article 5TH. No fractional share(s) shall be issued in connection with the foregoing stock split. The Corporation shall pay to each shareholder who would otherwise be entitled to a fractional share as a result of such change the value of such fractional share based upon the average closing price of a share of the Corporation’s Common Stock, as reported on the New York Stock Exchange consolidated tape, for the 10 trading days immediately preceding the effective date of the reverse stock split (as adjusted for that reverse stock split).